FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of:  August 2009.

PACIFIC HARBOUR CAPITAL LTD.

 (Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X                            Form 40-F        _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            X                            No        _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  August 18, 2009

Encl.

Unaudited Financial Statements as at June 30th, 2009

Management Discussion & Analysis

Form 52-109FV2 Certification of Interim Filings – CEO

Form 52-109FV2 Certification of Interim Filings – Director

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2009

(Stated in Canadian Dollars)

PACIFIC HARBOUR CAPITAL LTD

To the Shareholders:

These unaudited interim financial statements of Pacific Harbour Capital Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not received these interim financial statements, notes to financial statements and the related Management Discussions and Analysis. The attached financial statements were prepared by management and have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED BALANCE SHEETS

June 30, 2009 and March 31, 2009

(Stated in Canadian Dollars)

	30-June-09	31-Mar-09
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$407,292	$454,974
Marketable securities (Note 3a)	16,592	10,198
Prepaid expenses and deposits	12,570	21,074
	436,454	486,246
Investments (Note 3b)	100,056	100,056
Capital assets, net (Note 4)	11,740	12,565
	$548,250	$598,867

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$24,129	$25,013

SHAREHOLDERS' EQUITY
Capital stock (Note 5)	7,616,876	7,616,876
Contributed surplus (Note 5cii)	422,733	422,733
Deficit	(7,515,488)	(7,465,755)
	524,121	573,854

	$548,250	$598,867

APPROVED BY THE DIRECTORS:
“Thomas Pressello”	,Director	“David Raffa”	,Director
Thomas Pressello		David Raffa

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the First Quarter Ended June 30, 2009 and 2008

(Unaudited)

(Stated in Canadian Dollars)

		2009	2008
Revenues
Administration services and rent- Note 6		-	12,000
General and administrative expenses – Schedule I		(58,676)	(68,636)
Income (Loss) before other items		(58,676)	(56,636)
Other items:
Investment income		2,550	4,860
Foreign exchange gain (loss)		-	-
Unrealized gain (loss) on marketable securities		6,393	(3,048)
		8,943	1,812
Net Income (Loss) and comprehensive income (loss) for the year		(49,733)	(54,824)
Deficit, beginning of the period		(7,465,755)	(7,204,640)

Deficit, end of the period		$(7,515,488)	$(7,259,464)

Basic and diluted income (loss) per share	$	(0.01)	$(0.01)
Weighted average number of shares outstanding		7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the First Quarter Ended June 30, 2009 and 2008

(Stated in Canadian Dollars)

	2009	2008

Operating Activities
Net income (loss) for the period	$(49,733)	$(54,824)
Non-cash items:
Amortization	824	1,410
Unrealized gain or loss on marketable securities	(6,393)	3,048
Stock-based compensation	-	-
Net change in non-cash working capital balances:
Prepaid expenses	8,504	13,698
Accounts payable	(884)	(218)
	(47,682)	(36,886)
Financing Activities
	-	-
	-	-
Investing Activities
Investments and marketable securities	-	-
Purchase of equipment	-	-
	-	-

Change In cash during the Period	(47,682)	(36,886)

Cash , Beginning Of Period	454,974	700,514

Cash , End Of Period	407,292	663,628

Cash is comprised as follows:
Cash	41,909	60,967
Money market investments	-	97,564
Term deposits	365,383	505,097
	$407,292	$663,628

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.	Schedule I
CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES For the First Quarter Ended June 30, 2009 and 2008 (Stated in Canadian Dollars)

	2009	2008
General and administrative expenses

Amortization –capital assets	824	1,410
Audit fees	-	-
Bank charges	95	140
Consulting and management salaries	6,000	6,000
Corporate administration	6,555	7,030
Filing and regulatory fees	273	100
Legal and professional fees	1,446	439
Licence and dues	2,043	2,039
Office and general	2,270	4,756
Rent and utilities	24,109	25,874
Shareholder information and investor relations	-	284
Stock-based compensation	-	-
Transfer agent fees	590	602
Travel and promotion	(3,736)	1,353
Wages and benefits	18,207	18,609
	58,676	68,636

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(Stated in Canadian Dollars)

Note 1

Nature of Operations and Continuance of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company is in the business of providing administration services to public companies and is actively searching for other business opportunities.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. During the quarter the Company recorded a net loss of $49,733 and has incurred cumulative losses of $7,515,488 since inception. The operations of the Company have been primarily funded by the issuance of common shares. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2

Significant Accounting Policies

These consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 2

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Significant Accounting Policies- (cont’d)

b)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The significant areas requiring the use of management estimates relate to the determination of impairment of the carrying value for long-lived assets, future income tax assets and the related valuation allowance. Management reviews significant estimates on a periodic basis and when changes in estimates are necessary, makes adjustments prospectively.

d)

Financial Instruments

The Company follows Canadian Institute of Chartered Accountants (“CICA”) Sections 3855, “Financial Instruments-Recognition and Measurement” and Section 3856, “Hedges”. Section 3855 prescribes when financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sales financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, investments, and accounts payable. Cash and cash equivalents are measured at face value, representing fair value, and are classified as held-for-trading. Marketable securities are measured at their market price, representing fair value, and are, classified as held-for-trading. Investments are measured at historical cost and not at fair value as the fair value cannot be reasonably established due to the absence of a quoted market price and are classified as available for sale. The Company has no derivatives or embedded derivatives.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 3

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Significant Accounting Policies- (cont’d)

e)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

f)

Revenue Recognition

Administrative services and rent are recorded when the services are provided. The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the title of the land. Investment income is recorded in the year earned.

Marketable securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

g)

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of the entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti- dilutive.

For the quarter ended June 30, 2009, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 1,134,028 were not included in the computation of loss per share because their effect was anti-dilutive.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 4

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Significant Accounting Policies- (cont’d)

h)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets are translated at the exchange rates in effect at the time of acquisition. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

i)

Stock-Based Compensation Plan

The Company records all stock option awards at fair value as determined using the Black-Scholes option pricing model. All stock awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

j)

Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862,"Financial Instruments-Disclosure", Section 3863, "Financial Instruments-Presentation". These standards replace the current standard Section 3861 and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail by financial assets and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400,” General Standards of Financial Statements”. This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When the financial statements are not prepared on a going concern basis, that fact should be disclosed together with the basis why the Company is not considered a going concern.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535,” Capital Disclosures”. This section establishes standards for disclosing information about any entity’s objectives, policies, and processes for managing capital.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 5

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Significant Accounting Policies- (cont’d)

k)

Recent Accounting Pronouncements-Not Yet Adopted

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined. Management plans for conversion include internal training, external consulting on complex issues, Board and Audit Committee oversight and the development of a conversion plan with impact assessments starting in late 2010.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements and will replace the existing Handbook Section 1600, Consolidated Financial Statements. The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Handbook Section 1582, Business Combinations, and Handbook Section 1602, Non-Controlling Interests. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA issued Handbook Section 1602, Non-Controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS 27, Consolidated and Separate Financial Statements.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 6

(Stated in Canadian Dollars)

(Unaudited)

Note 2

Significant Accounting Policies- (cont’d)

The new standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. Management does not expect that the adoption of this new standard will have significant impact on the Company’s financial statements.

In January 2009, the CICA approved EIC 173, Credit Risk and the Fair Value of Financial Assets and Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account. This guidance is applicable to fiscal periods ending on or after January 12, 2009. The Company does not expect that this will have any material impact on its financial statements.

Note 3

Marketable Securities and Investments

Holdings of marketable securities and investments as at March 31, 2009 and 2008 are as follows:

a)

Marketable Securities:

	June 30, 2009			March 31, 2009
	Number	Fair		Number	Fair
	of	Market		of	Market
Investee	Shares	Value	Cost	Shares	Value	Cost

Baja Mining Corp.	25,000	$11,500	$16,494	25,000	$8,500	$16,494
Minterra Resource Corp	100,000	500	21,000	100,000	500	21,000
Inovio Biomedical Corp.	5,000	4,592	17,770	5,000	1,198	17,770

		$16,592	$55,264		$10,198	$55,264

b)

Investments:

	June 30, 2009				March 31, 2009
	Number		Fair		Number		Fair
	of		Market		of		Market
Investee	Shares		Value	Cost	Shares		Value	Cost

Yellowhead Mining Inc.	125,000	$	N/A	$50,000	125,000	$	N/A	$50,000
Ethoca Solutions Inc.	1,823		N/A	50,056	1,823		N/A	56,056

		$	N/A	$100,056		$	N/A	$100,056

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 7

(Stated in Canadian Dollars)

(Unaudited)

Note 4

Capital Assets

			June 30 2009	March 31 2009
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	39,551	32,316	7,235	7,821
Office Furniture	20,635	16,130	4,505	4,743
Software	4,170	4,170	-	-

	64,356	52,616	11,740	12,564

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value.

100,000,000 preferred shares without par value

b) Issued:	Number	Amount
Balance, March 31, 2008 and 2009	7,247,703	$ 7,616,876
Common shares issued	-	-

Balance, June 30, 2009	7,247,703	$ 7,616,876

c)

Commitments:

i)

Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 8

(Stated in Canadian Dollars)

(Unaudited)

Note 5

Share Capital- (cont’d)

	Number	Weighted
		Average
		Exercise Price
Outstanding and exercisable at March 31, 2009	1,134,028	$0.24
Granted	-

Outstanding as at June 30, 2009	1,134,028	$0.24

On June 30, 2009 there were 1,134,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
477,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012
175,000	$0.27	March 13, 2013

1,134,028

During the quarter ended June 30, 2009, a compensation charge of $Nil (June 2008:$Nil) associated with the granting of stock options under the Plan was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes models:

	Year Ended	Year Ended
	March 31, 2009	March 31, 2008
Risk-free interest rate	-	2.98-3.73%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	84.80-86.01%
Expected stock option life	-	5 years

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 9

(Stated in Canadian Dollars)

(Unaudited)

Note 5

Share Capital- (cont’d)

ii)

Contributed Surplus

2009
Balance, March 31, 2009	422,733
Fair value of option granted	-
Balance, June 30, 2009	422,733

Note 6

Related Party Transactions

For the quarter ended June 30, 2009 and 2008, the Company was charged the following expenses by directors or companies with common directors:

	2009	2008

Administration recovery	-	(12,000)
Management fees and salaries	6,000	6,000
	6,000	(6,000)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 7

Commitments

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of operating costs are as follows:

Year ended March 31,	2010	85,834
	2011	85,834
	2012	85,834
		257,502

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 10

(Stated in Canadian Dollars)

(Unaudited)

Note 8

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted   for the current period.

Note 9

Capital Risk Management

The Company’s capital includes share capital and cash. The Company manages its capital to safeguard the entity’s ability to continue as a going concern in order to continue operations and provide returns to shareholders.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may dispose of its investments to realize proceeds, raise capital through equity financings and borrow funds in the form of advances from related parties.

To facilitate the management of its capital requirements, the Company prepares annual operating budgets and cash flows.

The Company is not subject to externally-imposed capital requirements and the Company’s overall strategy with respect to capital risk management has not changed during the quarter ended June 30, 2009.

Note 10

Management of Financial Risk

The principal financial instruments used by the Company are as follows:

•

Cash and cash equivalents

•

Marketable securities

•

Investments

•

Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Pacific Harbour Capital Ltd.

Notes to the Consolidated Financial Statements

June 30, 2009– Page 11

(Stated in Canadian Dollars)

(Unaudited)

Note 10

Management of Financial Risk- (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the

Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and companies. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $4,500 per annum.

Although the Company has one marketable security denominated in US dollars, the Company’s operations are not significantly exposed to foreign exchange fluctuations.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

QUARTER END REPORT – June 30, 2009

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd’s financial results for the first quarter ended June 30, 2009. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements as at June 30, 2009 and the March 31, 2009 audited financial statements and the notes to the audited financial statements.

1.1

Date of Report: August 17, 2009

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is based in Vancouver, British Columbia, Canada and is in the business of providing administrative services and rent to public companies. It is also actively searching for other business opportunities.

During the first quarter ended June 30 2009, the Company did not invest or dispose of any marketable securities or investment. As of June 30, 2009, the Company continued to hold marketable securities of $16,592 at fair market value and $100,056 investments at cost.

For the first quarter ended June 30, 2009, the Company reported a net loss of $49,733 or $0.01 loss per share and with accumulated deficit of $7,515,488 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of June 30, 2009, the Company had cash and cash equivalents of $407,292 and working capital of $412,325. The Company had no long-term debt.

1.3

Results of Operations For the First Quarter and Ended June 30, 2009 and 2008

Revenue

For the first quarter ended June 30, 2009, the Company did not generate any administrative services and rent revenue as compared to $12,000 from the comparative quarter last year. In January 2009, administrative services were terminated.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2009 were $58,676 as compared to $68,636 for the same period in 2008. General and administrative expenses were slightly lower in the current quarter:

•

Office expense $2,043 (2008-$4,756) decreased slightly in 2009 due to cost cutting initiative to lower expenses.

•

Travel and promotion $(3,736) (2008-$1,353) decreased in 2009 due to recovery of promotion expense in the three months ended June 30, 2009.

Other Items

Investment income

The Company recorded interest income of $2,550 in the quarter ended June, 30 2009 as compared to $4,860 in previous comparable quarter. The reduction in interest income was due to lower cash and cash equivalents balance in the period.

Unrealized gain (loss) on marketable securities

The Company recorded unrealized gain on marketable securities of $6,393 (2008-loss of $3,048) due to improved market condition from April to June 2009 as compared to the same period in 2008.

Net Loss

For the three months ended June 30, 2009, the Company reported a net loss of $49,733 or $0.01 loss for the quarter as compared to a net loss of $54,824 or $0.01loss per share for the same period last year.

1.4 Transactions with Related Parties

For the three months ended June 30, 2009, the Company paid $6,000 (2008: $6,000) in management fee to Equation Capital Ltd., a company controlled by Mr. Thomas Pressello, a director and officer of the Company. The management fees were paid in connection with services provided by Mr. Pressello in overseeing the day-to-day operations of the Company.

The Company also received $Nil (2008: $12,000) in fees from a related company, Sandstone Ventures Corporation, a company controlled by Mr. Thomas Pressello, a director and officer of the Company. These fees were paid to the Company for shared office facilities and administrative and accounting staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q2 Sept 30, 2007	Q3 Dec 31, 2007	Q4 Mar 31, 2008	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar 31, 2009	Q1 June 30, 2009
Total Revenue	$20,540	$19,797	$17,714	$12,000	$12,000	$11,980	$3,990	$-

Income or loss before discontinued operations and extraordinary items:

	Q2 Sept 30, 2007	Q3 Dec 31, 2007	Q4 Mar 31, 2008	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008	Q4 Mar 31, 2009	Q1 June 30, 2009
Total	$(70,123)	$(53,952)	$(191,728)	$(54,824)	$(92,114)	$(64,641)	$(49,533)	$(49,733)
Per Share	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:

Total	$(70,123)	$(53,952)	$(191,728)	$(54,824)	$(92,114)	$(64,641)	$(49,533)	$(49,733)
Per Share	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the fourth quarter ended March 31, 2008, net loss of $191,728 was the result of unrealised loss on write-down of investment and revenue adjustment of $23,615, stock-based compensation of $74,482 and net general and administrative expenses of $93,631

1.6 Liquidity and Capital Resources

Working capital decreased by $48,908 from $461,233 as of March 31, 2009 to $412,325 as at June 30, 2009. The decrease was primarily attributable to operating loss for the period.

For the first quarter ended June 30, 2009, cash used in operating activities was $47,682 from operations as compared to $36,886 from the comparable quarter last year. From an operating standpoint, the Company continues to finance its operations from proceeds generated from sale of marketable securities and investments to remedy operating deficiency. The Company has no plans for any material capital expenditures in the coming year. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. There is no assurance that the Company will be successful in achieving these objectives.

The Company did not engage in any financing activities and investing activities in the first quarter ended 2009 and 2008.

Overall, the Company had net cash outflow of $47,682 for the quarter. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.7 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8 Contractual Obligations  and Commitments

On June 30, 2009, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.9 Financial instruments and Risk Factors

The principal financial instruments used by the Company are as follows:

•

Cash and cash equivalents

•

Marketable securities

•

Investments

•

Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the

Company seeks to maintain positive working capital at all times and maintain a current ratio of at least 3:1.

 The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and issuers. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $4,500 per annum.

Although the Company has one marketable security denominated in US dollars, the Company’s operations are not significantly exposed to foreign exchange fluctuations.

1.10 International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover from Canadian Generally Accepted Accounting Principles (“GAAP’) to International Financial Reporting Standard (“IFRS’) for publicly accountable enterprises for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition from current Canadian GAAP to IFRS for fiscal year beginning April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.11 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

As the Company is classified as a Venture Issuer, it is required to file basic Chief Executive Officer and Chief Financial Officer Certificates. The Company makes no assessment relating to the establishment and maintenance of disclosure controls and procedures as defined under Multilateral Instrument 52-109.

Management has exercise care and diligence to ensure that there are appropriate information systems and controls in place to ensure that the financial reporting is complete and reliable. Due to the small size of the Company, management tries to perform frequent and periodic reviews of all activities in order to mitigate the lack of segregation of duties that is a common risk factor for small venture issuers.

1.12 Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400 General Standards of Financial Statement Presentation:  The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535 Capital Disclosures”. This section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation: These new standard replaces accounting standard 3861 Financial Instruments – Disclosure and Presentation and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail on financial assets and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

1.13 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at June 30, 2009

1.14 Forward Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of the Company to be materially different from any future results, performance expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Thomas Pressello, President & Chief Executive Officer of Pacific Harbour Capital Ltd., certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Pacific Harbour Capital Ltd., (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 18, 2009

"Thomas Pressello"

_______________________

Thomas Pressello

President & Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, David Raffa, Director of Pacific Harbour Capital Ltd., certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Pacific Harbour Capital Ltd., (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 18, 2009

"David Raffa"

_______________________

David Raffa

Director

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.